SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                ---------------

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 19341

                              ELECTROSCOPE, INC.
                               (Name of issuer)

                          COMMON STOCK, NO PAR VALUE
                        (Title of class of securities)

                                   286135108
                                (CUSIP number)

                      Karl Hawkins, 4828 Sterling Drive,
                    BOULDER, COLORADO 80301, (303)444-2600
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               DECEMBER 29, 1997
            (Date of event which requires filing of this statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                              (Page 1 of 7 Pages)
---------------

    1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.   286135108                  13D                 Page 2 of 7 of Pages


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Vern D. Kornelsen

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /   /
                                                          (b) / X / /1/

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*

        AF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                         /    /

        Not applicable

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

   NUMBER OF      7   SOLE VOTING POWER
     SHARES
  BENEFICIALLY          366,321
    OWNED BY
      EACH        8   SHARED VOTING POWER
   REPORTING
  PERSON WITH           0

                  9   SOLE DISPOSITIVE POWER

                        366,321

                 10   SHARED DISPOSITIVE POWER

                        0

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        366,321

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /   /
        Not applicable

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.8%


----------------

      1  See Item 5(b).

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CUSIP No.   286135108                  13D                 Page 3 of 7 of Pages


 14  TYPE OF REPORTING PERSON*

        IN

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                                                           Page 4 of 7 of Pages



Item 1.     SECURITY AND ISSUER.

            This Schedule 13D is filed with respect to shares of Common Stock, no par value ("Common Stock"), of Electroscope, Inc., a Colorado corporation (the "Company"). The Company's principal executive offices are located at 4828 Sterling Drive, Boulder, Colorado.

Item 2.     IDENTITY AND BACKGROUND.

            (a), (b) and (c). This Schedule 13D is being filed by Vern D. Kornelsen ("Kornelsen"), whose residence and business address is 4605 Denice Drive, Englewood, Colorado 80111. The principal occupation of Kornelsen is as a self-employed certified public accountant.

            (d) and (e). Kornelsen has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Kornelsen is a citizen of the United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On December 29, 1997, CMED Partners LLLP ("CMED"), of which Kornelsen is the sole general partner, purchased 20,000 shares of the Company's Common Stock for $1.375 per share. On December 30, 1997, CMED purchased an additional 27,700 shares of the Company's Common Stock for $1.375 per share. On December 31, 1997, CMED purchased another 18,300 shares of the Company's Common Stock for $1.375 per share. On December 31, 1997, one of CMED's limited partners transferred 30,100 shares of the Company's Common Stock to CMED which the limited partner had previously purchased in his individual capacity.

Item 4.     PURPOSE OF TRANSACTION.

            Except as described below, Kornelsen has no present plans or proposals that relate to or would result in any transaction, event or action of the type described in paragraphs (a) through (j) of Item 4. In the future, however, Kornelsen reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

                                                               Page 5 of 7 Pages

            Depending on market conditions, Kornelsen plans to purchase an undetermined number of additional shares of the Company from time to time.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) For the purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), Kornelsen beneficially owns 366,321 shares of Common Stock which constitute 6.8% of the outstanding and issued Common Stock of the Company.

            (b) Kornelsen owns 100,005 shares of the Company's Common Stock individually and has sole voting and dispositive power with respect to those shares. As President of Tienet, Inc. ("Tienet"), a Colorado corporation, Kornelsen has sole voting and dispositive power with respect to an additional 38,216 shares of the Company's Common Stock. As the general partner of CMED, Kornelsen has sole voting and dispositive power with respect to another 228,100 shares of the Company's Common Stock. Thus, Kornelsen has sole voting and dispositive power with respect to 366,321 shares of the Company's Common Stock.

             Although Kornelsen is President of Tienet and General Partner of CMED, Kornelsen, pursuant to Rule 13d-4 under the Act, declares that the filing of this schedule shall not be construed as an admission he is, for the purposes of Sections 13(d) and 13(g) of the Act, the beneficial owner of the Company's Common Stock owned by Tienet and CMED. Kornelsen further disclaims the existence of a "group" within the meaning of Section 13(d)(3) of the Act as there is no agreement amongst Kornelsen, Tienet or CMED to act together for the purposes of acquiring, holding, voting or disposing of the Company's Common Stock.

            (c)   None.

            (d)   Not applicable.

            (e)   Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            See Item 5(b) above for a description of Kornelsen's voting and dispositive power as President of Tienet and General Partner of CMED.

                                                               Page 6 of 7 Pages

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Not applicable.


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                                                               Page 7 of 7 Pages
                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information as set forth in this initial filing is true, complete and correct.


                                          /s/ Vern D. Kornelsen
                                          --------------------------------------
                                          Vern D. Kornelsen


Dated:  January 8, 1998